

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2015

Naresh K. Malik
Chief Executive Officer
Zonzia Media, Inc.
74 N. Pecos Road, Suite D
Henderson, NV 89074

> **Re: Zonzia Media, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 29, 2015**
> **File No. 333-204570**
> **Form 8-K filed on June 26, 2015**
> **File No. 2-75313**

Dear Mr. Malik:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Our references to prior comments are to comments in our January 27, 2015, letter.

Registration Statement on Form S-1 Filed May 29, 2015

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Today you filed an Item 1.01 Form 8-K announcing an agreement that you entered into with simplyME on February 9, 2015. Note that the Form 8-K pertaining to Item 1.01

was required to have been filed within 4 business days. See General Instruction B to the Form 8-K. Please advise us why this Form 8-K was not filed on a timely basis and why this information has not previously been disclosed in your other filings, including this registration statement, since that time. Amend the Form 8-K to file the agreement as an exhibit.

3.   Revise the prospectus to describe in necessary detail all material agreements, including any entered into with simplyME. For all such agreements, identify the counterparty, and disclose the date the agreement was entered into and the material terms.

4.   Similarly, we note references in your prospectus suggesting that you already have customers (see page 15), strategic agreements "with well-known cable and wireless providers," "multiple strategic agreements with well-known digital content developers and distributors with significant and long established viewer and consumer bases" (page 14), and that you have been "engaged in the digital publishing and broadcasting business" for more than a year (page 18). You also refer to your technology partners, proprietary intellectual property, and content delivery platforms. Lastly, you indicate that "the speed and reliability of our products are important competitive advantages." Please revise your prospectus to provide a consistent and accurate description of the current state of your business and operations, discussing all such arraignments and products in necessary detail and eliminating disclosure which suggests a global reach and exemplary products if you have not yet generated any substantial revenues to date.

Prospectus Cover Page

5.   Clarify who will be offering shares in reliance on Rule 3a4-1. First you state that the executive officers will, but then you refer to officers and to the board.

Risk Factors, page 4

6.   Please add a new risk factor to address the difficulty you may have raising proceeds in your offering in light of the selling shareholder offer of shares concurrently with your offering, or tell us why you do not believe this presents a material risk. Also eliminate from this section any language which mitigates the risk, and rather than referring to your inability to "assure" or "guarantee" a particular outcome, state the risk plainly and directly. See prior comment 10 from our letter dated January 27, 2015.

7.   Revise your disclosures to ensure precise disclosure. For example, at page 6 you refer to international markets where your "products and services are offered" (but it is unclear to which markets you refer) and also to your proprietary machines or systems. You also refer at page 6 to having one third party vendor but then you refer to multiple service providers and "backup relationships." Revise these disclosures to clarify, and provide details in your business section about all your markets and products.

Business

Zonzia Media, page 14

8.   Please clarify whether you intend to create any of the entertainment content you propose
        to offer. We note the references to "original programming" and "exclusively produced."

Zonzia.com, page 14

9.   Please provide a more specific timeframe as to when content will be available on your
        website and disclose the current status of this effort. We note, for instance, that the
        website currently contains three short videos, less than two minutes each, of portions of
        interviews from the Tribeca Film Festival and that a viewer is redirected to Facebook
        before being allowed to watch such videos.

Zonzia (Over-The-Top) Channel, page 14

10.   We note that your Zonzia channel will "soon to be available in hotel rooms throughout
        the United States." This suggests that you have an agreement in place to commence such
        transmission.   If so, please clarify such statement by providing a more specific
        timeframe and disclose the current status of this effort, and file any related contracts as
        exhibits. If you do not have such an agreement in place, revise the disclosure to more
        accurately reflect your plans in this regard.

Sales and Support, page 16

11.   Please identify all the business partners to which you refer in the Business section, and
        file your material agreements with them, as Item 601(b)(10) of Regulation S-K requires.
        If you have not entered into agreements with such parties, please clarify this fact and
        remove any potential suggestion to the contrary.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 23

12.   Please expound on the keys to meeting your operational objectives, including anticipated
        timeframes and target milestones. As part of this discussion, explain in context why you
        suggest that each element of your strategy is "strong."

Directors and Executive Officers, page 27

13.   Please reconcile your statement at page 17 that you have four full-time corporate officers
        with the six corporate officers listed here. If certain officers will be devoting less than

100% of their time to the company's business, please quantify such time in their respective biographies.

14.   Please provide a more complete five-year biographical sketch for each executive officer and director. Ensure that you provide all employment and positions held during the past five years, without gaps or ambiguities as to time. We note, for example, that you have not provided the dates that Messrs. Malik, Pressey, Teeple, or Sanders began their current positions with Zonzia. Also identify all "Advisory Board" members and provide appropriate biographical disclosure for each member. See Item 401 of Regulation S-K.

Employment Agreements, page 33

15.   We note that you gave Mr. Pressey an initial grant of 125,000,000 shares (although you state at page 33 that he "shall" receive such shares). Ensure that your disclosure regarding the shares he has received or is to receive is up-to-date, including with respect to the revised terms you cite in the Form 8-K you filed on June 3, 2015. Also file all new or revised agreements with Mr. Pressey. Insofar as Mr. Pressey "has owned and operated" an independent film production and finance company since 2012, discuss any potential conflicts of interest in his dual roles with that company and as Zonzia's Chairman and CBDO. Also provide all the disclosure that Item 404 of Regulation S-K requires.

Selling Stockholders, page 40

16.   Please verify your entries for the total number of shares to be offered by the selling stockholders. Similarly, verify the percentage of total outstanding shares that the selling stockholders will own after completion of this offering. See prior comment 14.

Recent Sale of Unregistered Securities, page II-1

17.   Please provide the information required by Item 701 of Regulation S-K for all unregistered securities sold within the past three years. We note, for instance, that the amount of consideration received in exchange for three of the May 2015 share issuances has not been provided. See prior comment 17.

Exhibits

18.   File all "strategic agreements" and material contracts as exhibits, and describe in necessary detail any agreements, oral or written or implicit, involving your named officers and their businesses.

19.   Please file an executed legal opinion which includes the date it was signed.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Lance A. McKinlay